Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated April 15, 2022

Relating to the Preliminary Prospectus dated April 15, 2022

Registration Statement File No. 333-260655

This free writing prospectus relates to the proposed public offering of Units, consisting of shares of common stock, par value $0.0001 per share, and warrants to purchase shares of common stock, of Edible Garden AG Incorporated (the “Company”) which is being registered on a Registration Statement on Form S-1, as amended (File No. 333-260655) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated April 15, 2022, included in that Registration Statement which can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0001809750/000147793222002396/edbl_s1a.htm

The Company has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein) and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022 by calling 212-895-3745 or from Joseph Gunnar & Co. LLC, 30 Broad Street, 11th Floor, New York, NY 10004 by calling 212-440-9600.


EDIBLE GARDEN
SIMPLY LOCAL
SIMPLY FRESH
Zero-Waste Inspired™
An eco-friendly product means less waste.
SUSTAINABLE
REDUCED CO2 FOOTPRINT
RECYCLABLE
USDA ORGANIC
Presentation
April 2022

Important Notices and Disclaimers

Edible Garden AG Incorporated (the "Company", "we", "our", "us") has filed a registration statement on Form S-1 (Registration No.: 333-260655) with the Securities and Exchange Commission for the offering to which this presentation relates. Before you invest, you should read the registration statement and other documents that we have filed with the Securities and Exchange Commission for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the Commission's website at www.sec.gov.

This presentation, among other things, contains forward-looking statements based on estimates and assumptions. Forward-looking statements include information concerning possible or assumed future results of operations of the Company and other information relating to the Company. Forward-looking statements include statements containing the words "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "may," "plan," "potential," "should," "strive," "trend," "would" or other similar words or expressions. Except for the historical information contained herein, the matters discussed are forward-looking statements. Forward-looking statements involve significant known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from any actual future results, performance or achievements expressed or implied by those projected in the forward-looking statements for any reason. These statements involve risks and uncertainties as to which the Company can provide no assurances, including: the Company's ability to continue as a going concern; its ability to continue to access and operate its Bevidere, New Jersey, facility; the Company's market opportunity; the effects of increased competition and innovations by new and existing competitors in the Company's market; the Company's ability to retain its existing customers and expand its customer base; and the other factors described in the "Risk Factors" section of the Registration Statement. All forward looking statements speak only as of the date hereof and except as required by law, the Company assumes no obligation to update these forward-looking statements even if new information becomes available.

Market and industry statistics contained in this presentation are based on management's knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys, forecasts and publications and other publicly available information prepared by a number of third-party sources. Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information.

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Offering Summary

ISSUER:	Edible Garden AG Incorporated
PROPOSED EXCHANGE/SYMBOL:	NasdaqCM / EDBL, EDBLW
OFFERING SIZE:	$15 million (excluding 15% over-allotment option)
OFFERING TYPE:	Initial Public Offering
SECURITIES OFFERED:	Units consisting of one share of common stock & one warrant to purchase one share of common stock
ANTICIPATED USE OF PROCEEDS:	Construction and/or acquisition of existing greenhouses, working capital, organizational build out, transaction bonuses for our executive officers, completion of a packhouse at our New Jersey facility, debt repayment and general corporate purposes
LEAD BOOK-RUNNING MANAGER:	Maxim Group LLC
JOINT BOOK-RUNNING MANAGER:	Joseph Gunnar & Co. LLC
ANTICIPATED PRICING:	Week of April 25, 2022

Investment Highlights



Future farming sustainable practices that use less for more.
Technologies that cut down on food miles.
Processing technologies that retain nutrients and freshness.
Renewable and sustainable transportation.
Consumer packaged goods leveraging next generation plant-based formulas.
Innovative packaging that is biodegradable and recyclable.
EDIBLE GARDEN

- Leader in locally grown organic produce, herbs and greens backed by state-of-the-art sustainable and Zero-Waste Inspired® CEA hydroponic farms
- Created innovative technology to leverage its indoor grow platform to deliver high-margin, branded products to existing and new supermarket partners
- Provides superior sustainable lettuce and herbs branded products
- Proven experience in new product development in contract farms enabling penetration of underserved indoor grow markets in the U.S.
- Experienced management team and board with public company track records

Industry Overview

Salinas Valley, California supplies 61% of all leaf lettuce and 56% of head lettuce in the United States. This concentration causes multiple issues.[1]

Supply Chain & Environmental Issues

- This regional dependency contributes to long, complex distribution chains, with some produce traveling thousands of miles over several days before reaching store shelves.
- Traditional field farming is less prepared to support a growing world population, due to its reliance on large amounts of land and water.
- Large scale family farms make up just 3% of farms in the United States and 42% of overall production.

93% of consumers say they would buy more local food if it was available†

58% Of consumers would prefer to buy locally-grown produce†

1) Farm Bureau Monterey | http://montereycfb.com/index.php?page=facts-figures-faqs

2) IRI Integrated Fresh | 2021 produce sales pass 2020 in dollars; volume declines

Produce Industry Sales[2]


$63.6B
$65.5B
$71.6B*
2019
2020
2021

Meanwhile, Produce sales continue to increase rapidly.

*Leafy greens, baby greens, micro greens, herbs and lower volume varieties.

†CStoreDecisions: "Consumers Increasingly Value Local Foods"

Committed to ESG Performance

Key Highlights

- Agricultural sector faces a number of environmental, social and governance (ESG) challenges including: Climate change, responsible land use and biodiversity, water stewardship and pollution, energy consumption, health and safety of workers and child or forced labor in certain commodity supply chains.
- Edible Garden's Zero-Waste Inspired® ESG/Sustainability Mandate marries innovative technology, advanced greenhouse growing techniques and local supply chain prowess & people to drive yields, lessen waste and reduce costs. This allows Edible Garden to put theory into practice - better demand planning, bio-based packaging & shrink saving displays for a reduced carbon footprint.

Select UN Sustainable Development Goals



2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
6 CLEAN WATER AND SANITATION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION

Edible Garden's ESG commitment ---- global economic growth with meaningful environmental and social impact

[1] The International Telecommunication Union (ITU) is the UN specialized agency in telecommunications, information and communication technologies

[2] In August 2019, the ITU-T Focus Group on Application of Distributed Ledger Technology (FG DLT) produced a Technical Report on DLT use cases. It references the Responsible Gold ecosystem (Case ID IND 006) as a positive contributor to SDG 1

Edible Garden Overview

Edible Garden is a leader in locally grown organic produce, herbs and greens backed by state-of-the-art sustainable and Zero-Waste Inspired® hydroponic farms.

- Our flagship facility and contract growers are located in the Northeast, Southeast, Midwest, and West Coast of the United States and are solely dedicated to providing locally grown, cut and packed fresh lettuce and herbs.
- Fully operated by local farmers, these facilities provide jobs and opportunities while supplying customers the quality they expect from the Edible Garden brand.
- Our branded packaged lettuce and herb products are on the shelf in over 4,000 supermarkets with top national and regional retailers such as WalMart, Meijer, Wakefern/ShopRite, King Kullen, D'Agostino's, Kroger, among others.

National Brand Power, Local Delivery





USDA Certified Organic

GFSI Certification

The Non-GMO Project

Edible Garden is constantly striving to make our products better for both our planet and our customers

Management

Our customer focused, execution driven management team bring multiple years of corporate and finance experience



Jim Kras
CEO & Board Member

Jim's leadership in sustainability, eco-friendly products and socially responsibly sets the tone at Edible Garden.

With over 25 years of experience in consumer products, Jim leverages his expertise to deploy a customer and consumer centric model.

Prior to Edible Garden, Jim's achievements include turning around the sports nutrition division of Nature's Bounty including brands - MET-Rx, Body Fortress and Pure Protein. At Ajinomoto, Jim structured the company's core North American CPG practice by focusing on retail partners & new products. Jim started his career on Madison Avenue at Dentsu/Carat and Grey Advertising.



Mike James
CFO & Board Member

Mike has served as Chief Financial Officer since our inception. In addition to this role, Mike served as CFO of Terra Tech Corp. from June 2010 until March 2020. Previously, he was the Chief Executive Officer and CFO of Inergetics, Inc.. Mike has also served as Chief Executive Officer of Nestor Inc.. He has held senior leadership roles at premier investment management firms including Moore Capital, Kuekenhof Capital Management and Buffalo Partners.



Scott Prendergrast
Chief Data Officer

Scott has served as Chief Data Officer since June 2020. Prior to joining Edible Garden, Scott served as VP of Technology for Springbok Energy Partners and Director of Digital Strategy & Analytics for Moroch Partners. He started his career after graduating Worcester Polytechnic Institute with a B.S. Aerospace Engineering with a position with Bechtel Corp in the Nuclear Piping Analysis department, working on refueling and NRC compliance at Comanche Peak Nuclear Power Plant and Browns Ferry Nuclear Power Plant.

Edible Garden is Available at Major Retailers

Zero-Waste Inspired® Innovations

Our products are grown in environmentally controlled, advanced CEA greenhouses using a strict traceability process while delivering on our Zero-Waste Inspired® mandate of transparency & sustainability.

KEY

1. Bio-Based Sleeve
2. Hydro Basil
3. Self-Watering Display
4. Buttercrunch Lettuce


I'm green

1

- BIO-BASED SLEEVE
- REDUCES CO_2 FOOTPRINT
- RECYCLABLE MATERIALS



2

- TENDER LEAVES, MORE FLAVOR
- CONVENIENT PACKAGING
- LIVING ROOTS = MORE FRESHNESS



3

- SELF-WATERING
- 1-YEAR BATTERY LIFE
- MOBILE
- STAYS FRESHER LONGER

PATENT PENDING #29/723,695
PATENT PENDING #62/972,258


Buttercrunch

4

- BUTTERY CRUNCH
- LASTS LONGER THAN OTHER LETTUCES
- GMO FREE
- SAFE & SECURE - CONTAMINANT FREE

Product Line

Edible Garden only provides fresh and organic produce options from sources they can trust.
100% Natural, USDA Certified Organic, and Non-GMO Project Verified

Potted Herbs



High volume & high margin organic potted herbs continue to drive brand awareness and market share.

Cut Herbs



Shrink saving cut herbs packaging showcases Edible Garden and retailer's commitment to less waste.

Product Line (continued)

Edible Gardens only provides fresh and organic produce options from sources they can trust.
100% Natural, USDA Certified Organic, and Non-GMO Project Verified

Lettuces & Salads



Unique local greenhouse-grown salads program launched at Meijer leveraging advanced greenhouses in Connecticut, Illinois, Indiana, Michigan, New Jersey, New York, Ohio, and Wisconsin to improve freshness & reduce food miles.

Sustainable Hydro Basil



Unique Hydro Basil in proprietary sustainable packaging.

Micro Perforated Herb Bags

- Use herb bags that have micro-perforations that allow ethylene gas to escape from the product packaging
- Ethylene gas accelerates spoilage of herbs and lettuce.
- Able to extend shelf life of the product by allowing this gas to escape
- Cilantro is in good quality after 11 days vs. 7 days with other packaging



Extended SHELF LIFE!
Breathable Film!
Controls OTR (Decay)
US PATENTS:
#6,441,340
#6,730,874
#7,083,837
EDIBLE GARDEN
ORGANIC CILANTRO
Resealable (1.5oz)
Micro-CAP Laser Technology
Optimizes atmosphere inside the bag
USDA

GreenThumb – Supply Chain Efficiency

GreenThumb is a patented greenhouse management and demand planning system that helps EG track plants through their supply chain – driving efficiencies & profit; reducing waste.

- Integrates in real-time with the cloud to monitor sales
- Generates reports by category, product, customer, and farm
- Provides dynamic pallet mapping for packout
- Aggregates greenhouse activity to provide real-time inventory and availability reports
- Provides a route management system for coordinating delivery logistics
- Manages online ordering system with user controlled product availability based upon inventory

GreenThumb utilizes a proprietary algorithm that uses year over year sales data to develop customer specific and aggregate product specific forecasting for our greenhouses.

Case Study in Innovation

Capitalizing on new ways to appeal to consumers' desire for fresh, local, safe and sustainable foods are among the trends we are capturing.

- **Problem:** Major Midwest retailer suffering from a lack of innovation in the herbs category combined with serious waste/shrinkage problems.
- **Solution:** A comprehensive, Zero-Waste Inspired®, Edible Garden herbs program focused on increasing and expanding category profitability by reducing waste & shrinkage through innovation.

Results

- Increased Market Share
- Sales Growth
- Less Shrink/Waste



Patent Pending Self-Watering Display


BASIL

Bio-Based Sleeve


ORGANIC BASIL

Breathable Bags



Max-Fresh Living Items

Edible Garden: ESG By the Numbers

Zero-Waste Inspired*

Giga Guru

Project Gigaton

Recycled **38** Tons of Cardboard

Saved **21,000** Gallons of Gasoline

Conserved **500** Barrels of Oil

Avoided **442** tons of CO2 emissions

*Edible Garden is a Giga Guru as part of its involvement with Walmart Project Gigaton. This chart reflects our contribution in 2021 calculated using the Walmart Gigaton Calculation Tool

Consolidated Balance Sheet

000's ($)	As of December 31,	As of December 31,
Balance Sheet	2021	2020
	(Audited)	(Audited)
Total Cash	$31	$5
Other Current Assets	1,160	1,065
Property and equipment, net	2,573	3,053
Intangible assets, net	-	25
Other assets	226	331
Total Assets	$3,990	$4,479
Accounts payable and accrued expenses	$2,880	$2,466
Short-term debt	$4,209	-
Long-term debt, net of discounts	3,882	3,884
Long-term lease liabilities	126	204
Total Liabilities	$11,097	$6,554
Stockholders' deficit (1)	1	-
Additional paid-in capital	511	6
Accumulated deficit	(7,619)	(2,081)
Total Liabilities & Stockholders' Equity	$3,990	$4,479

(1) Adjusted to reflect the stock split

Consolidated Statement of Operations

(000's) $	Predecessor	Successor	
	Period from January 1, 2020 to March 31, 2020 (Audited)	Period from March 28, 2020 to December 31, 2020 (Audited)	Year Ended December 31, 2021 (Audited)
Income Statement	**2019**	**2020**	**2021**
Revenues	$1,750	$7,691	$10,507
Cost of goods sold	1,599	6,488	9,859
Gross Profit	151	1,203	648
Selling, general & administrative expenses	1,480	3,675	5,611
Impairment of assets	-	-	-
Gain / Loss on sale of assets	303	-	-
Operating Loss	(1,632)	(2,472)	(4,963)
Interest expense, net	-	(112)	(617)
Gain from debt forgiveness	-	503	42
Total other income / expense	-	391	(575)
Net Income (Loss)	($1,632)	($2,081)	($5,538)


EDIBLE GARDEN
SIMPLY LOCAL
SIMPLY FRESH
Zero-Waste Inspired™
Thank You!
USDA
ORGANIC